SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                  Interwave Communications International, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    G4911N300
                                 (CUSIP Number)

                                Peter J. Richards
           1 Gorham Island, Westport, Connecticut 06880 (203) 454-7557
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 16, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4911N300                 13D                    Page 2 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire Capital Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,256,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,256,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,256,300
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                13.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G4911N300                 13D                    Page 3 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire GP, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,256,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,256,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,256,300
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                13.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G4911N300                 13D                    Page 4 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Empire Capital Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             OO
-----------------------------------------------------------------------------
     (5) CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) and 2(c) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                293,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                293,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                293,300
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G4911N300                 13D                    Page 5 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Scott A. Fine
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,549,603
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,549,603
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,549,603
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                17.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G4911N300                 13D                    Page 6 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Peter J. Richards
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,549,603
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,549,603
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,549,603
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                17.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G4911N300                 13D                    Page 7 of 14 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $0.01 (the "Common Stock") of Interwave Communications International, Ltd. (the "Company"). The Company's principal executive offices are located at c/o Codan Services, Ltd., Clarendon House, 2 Church Street, PO Box HM 1022, Hamilton HM DX, Bermuda.

Item 2.     Identity and Background.

     (a) This statement is filed by:
          (i) Empire Capital Partners, L.P., a Delaware limited partnership

              ("Empire Capital"), with respect to the shares of Common Stock directly owned by it;
         (ii) Empire GP, L.L.C., a Delaware limited liability company
              ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital;
        (iii) Empire Capital Management L.L.C. (the "Investment Manager") a Delaware limited liability Company with respect to the shares of Common Stock directly owned by Empire Capital Partners, Ltd. and Empire Capital Partners II, Ltd., both exempted companies organized under the laws of the Cayman Islands (the "Offshore Funds") as well as the shares of Common Stock directly owned by Charter Oak Partners L.P. and Charter Oak II Partners L.P. (the "Charter Oak Funds" and together with the Offshore Funds the "Managed Funds");
         (iv) Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock directly owned by Empire Capital and the Managed Funds; and
          (v) Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital and Managed Funds.

             The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Empire Capital, Empire GP and the Investment Manager is 1 Gorham Island, Westport, CT 06880.
             The business address of Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.
     (c) The principal business of Empire Capital is serving as a private investment limited partnership. The principal business of Empire GP is serving as General Partner to Empire Capital. The principal business of the Investment Manager is serving as the investment manager to the Managed Funds and the management company to Empire Capital. Messrs. Fine and Richards serve as the managing members of Empire GP and the Investment Manager.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. G4911N300                 13D                    Page 8 of 14 Pages

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Empire Capital is a limited partnership organized under the laws of the State of the State of Delaware. Empire GP is a limited liability company organized under the laws of the State of Delaware. The Investment Manager is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Empire Capital or the Managed Funds is approximately $5,973,814. Messrs. Fine or Richards Empire GP and the Investment Manager do not own directly any shares of Common Stock.

     The shares of Common Stock purchased by Empire Capital and the Managed Funds were purchased with working capital. All or part of the shares of Common Stock directly owned by Empire Capital and the Managed Funds may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Empire Capital. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     This filing on Schedule 13D has been made because Empire GP and the Investment Manager(collectively "Empire") entered into a voting agreement with Alvarion Ltd. agreeing to vote in favor of a plan of amalgamation pursuant to which Interwave and a wholly owned subsidiary of Alvarian will amalgamate and merge with each other in accordance with Section 104B of the Bermuda Act 1981 and Section 252 of the Delaware General Corporation Law. After entering into such voting agreement Empire could be deemed to hold shares of Interwave with a purpose or effect of changing or influencing control of Interwave.

CUSIP No. G4911N300                 13D                    Page 9 of 14 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Empire Capital Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 1,256,300
                  Percentage: 13.9% The percentages used herein and in the rest of Item 5 are calculated based upon the 9,019,569 shares of Common Stock issued and outstanding as of May 5, 2004 as reported by the Company in its Form 10-Q for the quarter ended March 31, 2004.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,256,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,256,300
              (c) Empire Capital did not enter into any transaction in the
                  Common stock of the Company within the last sixty days.
              (d) Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Fine and Richards are the members of Empire GP and in that capacity direct its operations.
              (e) Not applicable.

      B. Empire GP, L.L.C.
              (a) Aggregate number of shares beneficially owned: 1,256,300
                  Percentage: 13.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,256,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,256,300
              (c) Empire GP did not enter into any transactions in the Common
                  Stock of the Company within the last sixty days.
              (d) Not applicable.
              (e) Not applicable.

      C. Empire Capital Management L.L.C.
              (a) Aggregate number of shares beneficially owned: 293,300
                  Percentage: 3.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 293,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     293,300
              (c) Empire Capital Management L.L.C. did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Not applicable.
              (e) Not applicable.

      C. Scott A. Fine
             (a) Aggregate number of shares beneficially owned: 1,549,603
                 Percentage: 17.2%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 1,549,603
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    1,549,603
             (c) Mr. Fine did not enter into any transactions in the Common
                 Stock of the Company within the last sixty days.
             (d) Not applicable.
             (e) Not applicable.

      D. Peter J. Richards
             (a) Aggregate number of shares beneficially owned: 1,549,603
                 Percentage: 17.2%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 1,549,603
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 1,549,603
             (c) Mr. Richards did not enter into any transactions in the Common
                 Stock of the Company within the last sixty days.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. G4911N300                 13D                   Page 10 of 14 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     As described above, the Investment Manager has entered into a voting agreement with Alvarion Ltd dated as of June 16, 2004 (the "Voting Agreement"). agreeing to vote in favor of a plan of amalgamation between Interwave Communications Ltd. and Alvarion pursuant to which Interwave and a wholly owned subsidiary of Alvarion will amalgamate and merge with each other in accordance with Section 104B of the Bermuda Act 1981 and Section 252 of the Delaware General Corporation Law. The Voting Agreement grants certain officers of Alvarion an irrevocable proxy to vote its Interwave shares in favor of the transactions contemplated by the Voting Agreement.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 the Voting Agreement.

CUSIP No. G4911N300                 13D                   Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 29, 2004

                                    /s/ SCOTT A. FINE
                                    ---------------------
                                    Scott A. Fine, individually, and as
                                    managing member of
                                    Empire GP, L.L.C., for itself and as
                                    general partner of
                                    Empire Capital Partners, L.P.
                                    and Empire Capital Management L.L.C.



                                    /s/ PETER J. RICHARDS
                                    ---------------------
                                    Peter J. Richards, individually, and as
                                    managing member of
                                    Empire GP, L.L.C., for itself and as
                                    general partner of
                                    Empire Capital Partners, L.P.
                                    and Empire Capital Management L.L.C.

                                VOTING AGREEMENT

                  THIS VOTING AGREEMENT (the "AGREEMENT") dated July ____, 2004 among Alvarion Ltd. ("ALVARION") and the persons and entities listed in Schedule I hereto (each a "SHAREHOLDER," and collectively, the "SHAREHOLDERS").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, concurrently herewith, Alvarion and InterWAVE Communications Ltd., a company incorporated under the laws of Bermuda ("INTERWAVE"), are entering into an Agreement and Plan of Amalgamation (as such agreement may hereafter be amended from time to time, the "AMALGAMATION AGREEMENT"), pursuant to which Interwave and a wholly owned subsidiary of Alvarion will amalgamate and merge with each other in accordance with Section 104B of the Bermuda Act 1981 and Section 252 of the Delaware General Corporation Law (the "AMALGAMATION")

         WHEREAS, as an inducement and a condition to entering into the Amalgamation Agreement, Alvarion has required that the Shareholders agree, and the Shareholders have agreed, to enter into this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. CERTAIN DEFINITIONS. For purposes of this Agreement:

         (a) Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Amalgamation Agreement.

         (b) "INTERWAVE SHARES" shall mean at any time, the Common Shares, par value USD 0.01 per share, of Interwave, as may be adjusted from time to time to give effect to any stock dividend, distribution, stock split, recapitalization, combination, exchange of shares or the like.

         (c) "PERSON" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

         (d) "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT.

         2. PROVISIONS CONCERNING INTERWAVE SHARES. Each Shareholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of the Amalgamation Agreement in accordance with its terms (such date being referred to herein as the "Expiration Date"), at any meeting of the holders of Interwave Shares, however called, or in connection with any written consent of the holders of Interwave Shares, such Shareholder shall vote (or cause to be voted) all Owned Shares (as hereinafter defined) and all Interwave Shares such Shareholder may acquire after the date of this Agreement as a result of exercise of stock options or otherwise (the "ACQUIRED SHARES") in the following manner: (i) in favor of the approval of the Amalgamation and the Amalgamation Agreement and the approval of the terms thereof and each of the other actions contemplated by the Amalgamation Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Interwave under the Amalgamation Agreement; and
(iii) except as otherwise expressly agreed to in writing in advance by Alvarion, against (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Interwave or its subsidiaries (other than the Amalgamation and the transactions contemplated by the Amalgamation Agreement); (B) a sale, lease or transfer of a material amount of assets of Interwave or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Interwave or its Subsidiaries;
(C) any change in the persons who constitute the board of directors of Interwave; provided however, that each Shareholder shall be entitled to vote in favor of the approval of persons to replace members of the board of directors as a result of vacancies due to death, disability or resignation; (D) any change in the present capitalization of Interwave or any amendment of Interwave's Memorandum of Association and Bylaws if such amendment is not permitted by the Amalgamation Agreement; (E) any other material change in Interwave's corporate structure or business if such change is not permitted by the Amalgamation Agreement; and (F) any other action involving Interwave or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Amalgamation and the transactions contemplated by this Agreement and the Amalgamation Agreement including, without limitation, any action to approve or facilitate any other Acquisition Proposal (as defined in Section 5.5(a) of the Amalgamation Agreement). No Shareholder shall enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements referred to in this Section 2.

         3. GRANT OF IRREVOCABLE PROXY; APPOINTMENT OF PROXY.

         (a) Subject to Section 7, each Shareholder hereby irrevocably grants to, and appoints, Zvi Slominski, Dafna Gruber, or any one of them, in their respective capacities as officers of Alvarion, and any individual who shall hereafter succeed to any such office of Alvarion, and each of them individually, as such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Interwave Shares held at the time of the relevant stockholder vote in favor of the transactions contemplated by the Amalgamation Agreement and otherwise in the manner set forth in Section 2 hereof. To the extent the Shareholders receive requests from any record holder of Interwave Shares Beneficially Owned by the Shareholders regarding the voting of the Interwave Shares, the Shareholders shall forward such requests to the proxy and attorney-in-fact identified in this paragraph. The grant shall be automatically revoked and of no further force and effect from and after the Expiration Date.

         (b) Each Shareholder represents that any proxies heretofore given in respect of such Shareholder's Interwave Shares are not irrevocable, and that any such proxies are hereby revoked.

         (c) Each Shareholder understands and acknowledges that Alvarion is entering into the Amalgamation Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with the execution of the Amalgamation Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, subject to Section 7, may under no circumstances be revoked prior to the Expiration Date.

         4. OTHER COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder hereby covenants, represents and warrants to Alvarion as follows:

         (a) OWNERSHIP OF SHARES. Such Shareholder is the Beneficial Owner of the number of Interwave Shares set forth opposite such Shareholder's name on
Schedule I hereto under the heading "Owned Shares" (collectively, the "OWNED SHARES"). On the date hereof, the number of shares set forth opposite such Shareholder's name on Schedule I hereto under the heading "Owned Shares" constitute all of the Interwave Shares Beneficially Owned by such Shareholder. With respect to such Shareholder's Owned Shares, except as set forth on Schedule I, such Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) POWER; BINDING AGREEMENT. Such Shareholder has the legal capacity (if an individual), power and authority (if an entity) to enter into and perform all of such Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party in a manner which would adversely affect such Shareholder's ability to perform its obligations hereunder, including, without limitation, any voting agreement, partnership agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to extent the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights or the exercise by courts of equitable powers. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Shareholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby. If such Shareholder is married and such Shareholder's Owned Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Shareholder's spouse, enforceable against such person in accordance with its terms.

         (c) NO CONFLICTS. Except for filings, permits, authorizations, consents and approvals under the federal securities laws, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to such Shareholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets may be bound, or
(C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets, in each case in a manner which would adversely affect such Shareholder's ability to perform its obligations hereunder.

         (d) NO ENCUMBRANCES. Except as applicable in connection with the transactions contemplated hereby, such Shareholder's (i) Owned Shares and the certificates representing such Owned Shares are now and will be, and (ii) the Acquired Shares and the certificates representing such Acquired Shares will be, at all times during the term hereof, Beneficially Owned by such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever which would adversely affect such Shareholder's ability to perform its obligations hereunder, except for any such encumbrances or proxies arising hereunder in favor of Alvarion.

         (e) NO FINDER'S FEES. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission payable by Interwave, Alvarion or any of their respective subsidiaries in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder.

         (f) NO SOLICITATION. Subject to Section 8, from and after the date of the Amalgamation Agreement until the earlier to occur of the Effective Time or termination of the Amalgamation Agreement pursuant to Article VII thereof, the Shareholders will not, nor will they authorize or permit, to the extent within their control, any of their respective officers, directors, controlled affiliates or employees or any of their respective investment bankers, attorneys or other advisors or representatives retained by them to, directly or indirectly: (i) solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below); (ii) engage or participate in any discussions or negotiations with any person (other than any officer, director, controlled affiliate or employee of Alvarion or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Alvarion or any of its subsidiaries) regarding, or furnish to any person any non-public information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction. If any Shareholder receives any such inquiry or proposal, then such Shareholder shall promptly as practicable inform Alvarion of the existence thereof. Each Shareholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

         (g) RESTRICTION ON TRANSFER OF SHARES, PROXIES AND NON-INTERFERENCE. Except as contemplated by this Agreement or the Amalgamation Agreement, no Shareholder shall, directly or indirectly, (i) offer for sale, sell, transfer, tender, pledge, encumber or encumber (except to the extent such pledge or encumbrance does not violate the terms Section 4(d) of this Agreement), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, or encumbrance (except to the extent such pledge or encumbrance does not violate the terms Section 4(d) of this Agreement), assignment or other disposition of (any such action being referred to herein as a "Disposition"), any or all of such Shareholder's Owned Shares or Acquired Shares or any interest therein (other than Dispositions to persons or entities that agree to be bound by the terms of this Agreement); (ii) except as contemplated by or permitted by this Agreement, grant any proxies or powers of attorney, deposit any Owned Shares or Acquired Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein materially untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement. Each Shareholder agrees with, and covenants to, Alvarion that such Shareholder shall not request that Interwave register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Owned Shares or Acquired Shares, unless such transfer is permitted by and made in compliance with this Agreement.

         (h) RELIANCE BY ALVARION. Each Shareholder understands and acknowledges that Alvarion is entering into the Amalgamation Agreement in reliance upon such Shareholder's execution and delivery of this Agreement.

         5. REPRESENTATIONS AND WARRANTIES OF ALVARION. Alvarion hereby represents and warrants to each Shareholder that Alvarion has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by Alvarion will not violate any other material agreement to which Alvarion is a party. In addition, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (i) have been duly authorized by the board of directors of Alvarion and (ii) do not and will not violate any provision of the memorandum of association and articles of association of Alvarion. This Agreement has been duly and validly executed and delivered by Alvarion and constitutes a valid and binding agreement of Alvarion, enforceable against it in accordance with its terms.

         6. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         7. TERMINATION. The covenants and agreements contained herein shall terminate (i) in the event the Amalgamation Agreement is terminated in accordance with its terms, upon such termination and (ii) in the event the Amalgamation is consummated, at the Effective Time, PROVIDED, in each case, that the provisions of Section 10 hereof shall survive any termination of this Agreement, and PROVIDED, FURTHER, that no termination of this Agreement shall relieve any party of liability for a breach hereof.

         8. SHAREHOLDER CAPACITY. No person executing this Agreement who is or becomes during the term hereof a director or officer of Interwave makes any agreement or understanding herein in his or her capacity as such director or officer. Each Shareholder signs solely in his or her capacity as the record or Beneficial Owner of, or the trustee of a trust whose beneficiaries are the Beneficial Owners of, such Shareholder's Owned Shares or Acquired Shares

         9. SOPHISTICATION. Each Shareholder acknowledges that such Shareholder is an informed and sophisticated investor and, together with such Shareholder's advisors, has undertaken such investigation as they have deemed necessary, including the review of the Amalgamation Agreement and this Agreement, to enable such Shareholder to make an informed and intelligent decision with respect to the Amalgamation Agreement and this Agreement and the transactions contemplated thereby and hereby.

         10. CONFIDENTIALITY. Each of the parties hereto recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each party hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than such party's counsel and advisors, if any) without the prior written consent of the other party, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures such party's counsel advises are necessary in order to fulfill such party's obligations imposed by law, in which event such party shall give notice of such disclosure to the other party as promptly as practicable so as to enable the other party to seek a protective order from a court of competent jurisdiction with respect thereto.

         11. MISCELLANEOUS.

         (a) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

         (b) CERTAIN EVENTS. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Owned Shares and Acquired Shares and shall be binding upon any person or entity to which legal or Beneficial Ownership of such Owned Shares or Acquired Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Shareholder's heirs, guardians, administrators or successors; PROVIDED, that following the Effective Time or termination of the Amalgamation Agreement, this Agreement shall not be binding on any purchaser of Owned Shares or Acquired Shares in an open market transaction. Notwithstanding any transfer of Owned Shares or Acquired Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

         (c) ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party; PROVIDED, that Alvarion may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Alvarion, but no such assignment shall relieve Alvarion of its obligations hereunder if such assignee does not or cannot perform such obligations and, notwithstanding the foregoing, Alvarion shall remain liable for its obligations under Section 10 hereof.

         (d) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, with respect to any one or more Shareholders, except upon the execution and delivery of a written agreement executed by the relevant parties hereto; PROVIDED, that
Schedule I hereto may be supplemented by Alvarion by adding the name and other relevant information concerning any Interwave Shareholder who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

         (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to a Shareholder:      At the address set forth on Schedule I hereto

         copy to:

         If to Alvarion:           Alvarion Ltd.
                                   21A HaBarzel St.
                                   Tel Aviv 69710
                                   Fax: 03-6456222
                                   Attn: General Counsel


         copy to:                     Naschitz, Brandes & Co.
                                      5 Tuval Street
                                      Tel Aviv 67897, Israel
                                      Attention:  Sharon A. Amir, Adv.
                                      Facsimile:  972-3-623-5021

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

         (f) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         (g) SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the aggrieved party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         (h) REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         (i) NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         (j) NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

         (k) GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of law provisions

         (l) JURISDICTION. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within the State of New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

         (m) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         (n) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

[SIGNATURES BEGIN ON NEXT PAGE]

         IN WITNESS WHEREOF, Alvarion and each Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

                                             Alvarion Ltd.


                                             /s/ William Gibson
                                             -----------------------------------
                                             William Gibson

                                             /s/ Erwin Leichtle
                                             -----------------------------------
                                             Erwin Leichtle

                                             /s/ Priscilla Lu
                                             -----------------------------------
                                             Priscilla Lu

                                             /s/ Thomas Gibian
                                             -----------------------------------
                                             Thomas Gibian

                                             /s/ Nien Dak Sze
                                             -----------------------------------
                                             Nien Dak Sze

                                             /s/ Ker Zhang
                                             -----------------------------------
                                             Ker Zhang

                                             /s/ Robert Kondamoori
                                             -----------------------------------
                                             Robert Kondamoori

                                             /s/ Andrew Wang
                                             -----------------------------------
                                             Andrew Wang



                                             Empire Capital

                                       By:   /s/Peter J. Richards
                                             -----------------------------------
                                             Name:  Peter J. Richards
                                             Title: Managing Member